                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 1)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          COOKER RESTAURANT CORPORATION
                            (Name of Subject Company)

                          COOKER RESTAURANT CORPORATION
                             (Name of Filing Person)

                        Options to Purchase Common Stock
                         (Title of Class of Securities)

                                   216284-AA-7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Mark W. Mikosz
                   Vice President and Chief Financial Officer
                          Cooker Restaurant Corporation
                             5500 Village Boulevard
                         West Palm Beach, Florida 33407
                                 (561) 615-6000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                          behalf of the filing person)

                                    Copy to:

                               John W. Titus, Esq.
                      Boult, Cummings, Conners & Berry PLC
                                414 Union Street
                                   Suite 1600
                           Nashville, Tennessee 37219
                                 (615) 252-2341


[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
         [ ] Third party tender offer subject to Rule 14d-1
         [X] Issuer tender offer subject to Rule 13e-4
         [ ] Going private transaction subject to Rule 13e-3
         [ ] Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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                             Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Cooker Restaurant Corporation (the "Company") with the Securities and Exchange Commission on April 12, 2001, relating to an offer by the Company to exchange all options granted prior to November 1, 2000 under the Company's stock option plans or otherwise to purchase shares of the Company's common stock, no par value, (the "Common Stock") for shares of Common Stock that are subject to certain restrictions set forth under the Company's 2001 Restricted Stock Plan (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Transmittal Letter Re: 2001 Restricted Stock Plan (the "Transmittal Letter", and together with the Offer to Exchange dated April 12, 2001, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit
(a)(1).

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4(a) of Schedule TO is hereby amended and restated as follows:

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," "The Offer" - Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"),
Section 4 ("Withdrawal Rights") and Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), Schedule A ("Conditions of the Offer"), "The Offer" - Section 7 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences"), Section 13 ("Extension of Offer; Termination; Amendment") and Section 15 ("Additional Information") and in the letter attached hereto as Exhibit (a)(5) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Item 10(a) of Schedule TO is hereby amended and restated as follows:

         (a) The information set forth in (i) the Offer to Exchange under "The Offer" - Section 8 ("Information Concerning Cooker"), in Section 15 ("Additional Information"), and in Schedule B ("Information Concerning the Directors and Executive Officers of Cooker"), (ii) on pages F-1 through F-22 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and in the letter attached hereto as Exhibit (a)(5) is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12(a) of Schedule TO is hereby amended to add the following exhibit:

         (a)(5) Form of letter to Cooker Key Employees dated April 27, 2001 supplementing the Offer to Exchange




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date:  April 27, 2001                          Cooker Restaurant Corporation


                                               By: /s/ Mark W. Mikosz
                                                   -----------------------------

                                               Title: Vice President & Chief
                                                      --------------------------
                                                      Financial Officer
                                                      --------------------------
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                                Index to Exhibits

         Exhibit
         Number                     Description
         -------                    -----------
         (a)(1)* Offer to Exchange, dated April 12, 2001

         (a)(2)* Form of Transmittal Letter

         (a)(3)* Letter to Cooker Key Employees with attached Section 83(b) memorandum

         (a)(4)* Cooker Restaurant Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange
Commission on April 2, 2001 and incorporated herein by reference.

         (a)(5) Form of letter to Cooker Key Employees dated April 27, 2001 supplementing the Offer to Exchange

         (d)(1)* Cooker Restaurant Corporation 2001 Restricted Stock Plan filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (File No.
333-58260) and incorporated herein by reference.

         (d)(2)* Form of Restricted Stock Agreement pursuant to the Cooker
Restaurant Corporation 2001 Restricted Stock Plan.

         *       Previously filed.